EXHIBIT 1
         to SCHEDULE 13D



                        PROMETHEUS SOUTHEAST RETAIL TRUST
                 c/o Lazard Freres Real Estate Investors L.L.C.
                        30 Rockefeller Plaza, 50th Floor
                               New York, NY 10020


                                                     May 22, 2002


Special Committee of the Board of Directors
Konover Property Trust, Inc.
3434 Kildaire Farm Road, Suite 200
Raleigh, NC  27606
Attn:  Mr. William Eberle, Chairman

Dear Mr. Eberle:

                  This letter relates to the letter of May 17, 2002 to you concerning the proposal (the "May 17 Proposal") by Prometheus Southeast Retail Trust ("PSRT") and Kimco Realty Corporation (NYSE: KIM) ("Kimco"), to acquire Konover Property Trust, Inc. ("KPT"), on the terms and conditions described therein.

                  You have asked PSRT and Kimco to revise the May 17 Proposal. More specifically, you have requested that PSRT and Kimco increase the merger consideration set forth in the May 17 Proposal. On behalf of PSRT and Kimco, we are prepared to accommodate the request to increase the proposed merger consideration.

                  Pursuant to this letter, PSRT and Kimco propose to acquire KPT (this proposal, the "Revised Proposal") pursuant to a merger transaction in which each holder of KPT's common stock would receive $1.95 per share in cash (the "Common Stock Price Per Share"), and each holder of KPT's Series A Convertible Preferred Stock would be entitled to elect to receive either (x) a new preferred security representing a continuing interest in KPT, the principal terms of which were disclosed to you previously, or (y) 105% of the Common Stock Price Per Share multiplied by the number of shares of common stock issuable upon conversion of such holder's shares of Series A Convertible Preferred Stock.

                  Except as modified above, our May 17 Proposal remains unchanged. The May 17 Proposal, as modified by the Revised Proposal, shall not be legally binding on either PSRT or Kimco until the execution and delivery by the parties of definitive agreements required for this transaction.

                  The May 17 Proposal, as modified by the Revised Proposal, will remain open for discussion until 5:00 p.m., New York time, on May 31, 2002.

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                  We hereby advise you that PSRT intends to make the public
disclosures required under Section 13(d) of the Securities Exchange Act of 1934, as amended, as soon as practicable.

                  We look forward to receiving your response and would be pleased to provide any other information that you may require or to arrange a meeting at your earliest convenience.

                                   Very truly yours,


                                        PROMETHEUS SOUTHEAST RETAIL
                                        TRUST

                                        By: /s/ Matthew J. Lustig
                                            -----------------------------------
                                            Name:   Matthew J. Lustig
                                            Title:  President